UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

TELECOM ARGENTINA S.A.

(Name of Subject Company)

TELECOM ARGENTINA S.A.

(Name of Person(s) Filing Statement)

Class B Common Shares Par value 1 peso (“Class B Shares”)

and American Depositary Shares, each representing 5 Class B Shares

(Title of Class of Securities)

Class B Shares (ISIN ARP9028N1016)
 American Depositary Shares (879273209)

(CUSIP Number of Class of Securities)

Gabriel P. Blasi
 Market Relations Officer
Tel: + 5411 4968-4019
Avda. Alicia Moreau de Justo No. 50
Ciudad Autónoma de Buenos Aires - C1107AAB
Argentina

with copies to:

Emilio Minvielle, Esq.

CGSH International Legal Services, LLP-Sucursal Argentina
 Carlos Pellegrini 1427, 9th floor
 Buenos Aires, Argentina

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

☒          Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

* * *

LEGAL DISCLAIMER

None of Cablevisión Holding  S.A. (“CVH”), Fintech Telecom, LLC (“FTL”), Fintech Advisory Inc. (“FAI”) or David Martínez (“Mr. Martínez” and, together with CVH, FTL and FAI, the “Bidders”) or any of its respective affiliates has commenced the tender offer to which this communication relates. In connection with the proposed transaction, the Bidders will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and Telecom Argentina S.A (“TEO”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”). Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials and the Solicitation/Recommendation Statement, when they are available and as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. U.S. Holders of TEO may obtain a free copy of the Tender Offer Statement and its exhibits and the other related documents (when available) filed by the Bidders and the Solicitation/Recommendation Statement and other related documents (when available) filed by TEO, in each case, with the SEC at the SEC’s website at www.sec.gov.

On June 21, 2018, CVH announced in Argentina the promotion and formulation of a mandatory tender offer in Argentina for all Class B common shares issued by TEO which are listed on the Buenos Aires Securities Market, or Bolsas y Mercados Argentinos S.A. (“BYMA”) (including outstanding Class C common shares of TEO that have timely been converted into Class B common shares), free and clear of all liens, pledges or precautionary measures and are not directly or indirectly owned by the CVH or FTL at the moment of the tender offer (the “OPA”).

Additionally, notwithstanding the fact that FTL is not obligated to promote, formulate or launch an OPA pursuant to the applicable rules relating to the OPA, and has not taken part in the determination and formulation of any of the terms and conditions of the OPA, in accordance with section 6.7 of the TEO shareholders agreement, FTL has undertaken to pay and acquire 50% of the shares tendered in the OPA (notwithstanding the right of CVH to acquire by itself the first 43,073,760 shares). Therefore, FTL will participate with CVH in the OPA once launched as a co-offeror.

On July 5, 2018, TEO filed a letter with the Comisión Nacional de Valores (the Argentinean Securities Commission or “CNV”) communicating technical statements made by the Board of Directors of TEO regarding the tender offer. The information set forth in Items 1 through Item 6 of the Current Report on Form 6-K filed by TEO on July 6, 2018 is incorporated herein by reference.

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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